UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Results Conference Call and Webcast – October 25, 2019

Portuguese: 10:00 am Rio de Janeiro / 9:00 am New York / 14:00 pm United Kingdom

Brazil: +55 11 3181-8565 or +55 11 4210-1803

USA: +1 412 717-9627

United Kingdom: +44 20 3795-9972

English: 11:30 am Rio de Janeiro / 10:30 am New York / 15:30 pm United Kingdom

Brazil: +55 11 3181-8565 or +55 11 4210-1803

USA: +1 412 717-9627

United Kingdom: +44 20 3795-9972

Disclaimer

These presentations may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company and therefore, the future results of the Company's operations may differ from current expectations and the reader should not rely exclusively The Company does not undertake to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 2019 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

HIGHER PRODUCTION, LOWER COSTS, HIGHER CASH GENERATION, LESS DEBT, MORE SAFETY

MESSAGE FROM THE CEO

The company's performance in 3Q19 is already starting to reflect the implementation of our value creation strategy.

Oil and gas production reached a record level of 3.0 MMboed in August, when a daily record of 3.1 MMboed was also reached.

The ramp-up of the new platforms significantly influenced production growth, with pre-salt accounting for 60.4% of Petrobras' total oil production in Brazil. The FPSO P-76, operating in the Búzios field, completed the ramp-up in 7.7 months, another record to celebrate, which has a positive effect on the investment rate of return, in line with one of our strategic pillars: the focus on capital allocation efficiency.

Given the scarcity of resources, projects have to compete for capital, which is allocated only to the best ones, taking into consideration expected returns and risks.

Pre-salt cash cost (lifting cost) reached an unprecedented level of US$ 5.0/boe, which contributed to the company's average cash cost (lifting cost) averaging less than US$ 10/boe (US$ 9.7/boe).

Several initiatives are underway to cut costs on a permanent basis. Processes are being redesigned and we have launched a family of voluntary dismissal programs for which more than 2,000 employees have already applied, allowing us to vacate four buildings by the end of the year. We are moving from 18 offices outside Brazil to just five and several other measures are being implemented with the use of digital transformation.

Despite the drop in oil prices, from US$ 75.27 in 3Q18 to US $ 61.94 per barrel in 3Q19, operating cash flow of US$ 32.8 billion reached a record high.

Improved capital allocation is being pursued through portfolio management, with divestments of assets with low return on capital employed.

In 3Q19 we transferred the shares of Montevideo Gas and Conecta, the gas distribution companies in Uruguay, to the Government of that country, and sold our stake in Belém Bioenergia, assets that generate systematic losses to Petrobras over several years.

In November we will receive non-binding offers for the sale of the RNEST, RELAM, REPAR and REFAP refineries and we expect to conclude the agreement for the sale of Liquigás. At the same time, we have already begun receiving non-binding offers for the sale of the REGAP, REMAN, LUBNOR and SIX refineries.

In line with the strategic objective of reducing the cost of capital, we are increasing transparency, reducing debt and extending its duration.

The Board of Directors approved a shareholders' compensation policy, which defined objective parameters for the payment of dividends and interest on capital. Annual shareholder compensation can exceed the legal minimum once gross debt reaches less than US$ 60 billion, when the company will distribute to shareholders 60% of the difference between operating cash flow and capex.

Petrobras' gross debt reached US$ 90 billion on 9.30.2019 against US$ 101 billion at the end of 2Q19, which happened to be equal to Argentina's current foreign debt. The average cost of our debt fell below 6.0% per year, reaching 5.9% per year, while at the same time the average duration increased from 10.25 years in 2Q19 to 10.42 years.

Three transactions were emblematic: (a) the securitization of Eletrobras’ receivables in the amount of US$2.1 billion, turning a page in our history; (b) the debt exchange offer maturing between 2023 and 2029, totaling US$3.7 billion, for a new bond maturing in 2030 and with an yield to maturity of 5.093% a.a., the lowest since 2013; (c) the issue in the domestic market of an infrastructure debenture in the amount of R$3 billion, the largest offering of this type distributed in the history of the Brazilian capital market, with durations of 10 and 15 years and a rate of 3.3% p.a. after swapping to US dollars.

On October 3, we launched the 4th cycle of the Commitment to Life Program. Among the various initiatives of the program, the following stand out: the strengthening of the high performance culture in health, environment and safety (HES), with emphasis on human factors and process safety, digital transformation and inclusion of new technologies in the processes, promoting increased safety and value creation for the business. Since the first cycle of the Commitment to Life Program in 2015, we have been able to reduce the Total Recordable Injuries (TRI) from 2.15 to 0.75 in 3Q19, the lowest quarterly value recorded and lower than the oil and gas industry benchmark of 0.80.

Given that our oil production is low in sulphur, we are expanding the production of bunker oil 0.5%, for which global demand is growing to meet IMO 2020 specifications, which seeks to reduce greenhouse gas emissions.

Since September 12, Petrobras has been allocating resources to deal with an unprecedented environmental disaster in Brazil, using its scientific laboratories to analyze the oil that reaches our beaches and helping to clean up with people and equipments, in an effort to mitigate the effects of this phenomenon on people and the environment.

We are pleased with the results achieved and even more so with the engagement of our employees in implementing the company's transformational agenda in pursuit of value maximization.

However, we have to recognize that much remains to be done, we are only at the beginning of a journey with many important obstacles to overcome. We are still a heavily indebted company with high costs in an industry that faces major challenges in a global scenario of rapid changes and growing interdependence between different economic activities. Recognition of our deficiencies increasingly encourages us to work towards becoming the best energy company in generating shareholder value, focused on oil and gas, with safety, respect to people and to the environment.

Results highlight:

▪	The Company's recurring net income and adjusted EBITDA were US$ 2.5 billion and US$ 8.9 billion, respectively, excluding the effects of special items.
▪	Considering the special items, net income reached US$ 2.3 billion, mainly reflecting the increase in oil and gas production and the capital gain from the sale of BR Distribuidora.
▪

Adjusted EBITDA was US$ 8.2 billion, stable compared to 2Q19 despite the drop in Brent prices, as a result of solid operating performance, with higher margins on diesel and LPG, higher export volumes and of oil and diesel sales in the domestic market.

▪

In 3Q19, the adjusted net debt / LTM EBITDA ratio dropped to 2.40x versus 2.71x in 2Q19, applying the effects of IFRS 16 throughout the whole LTM EBITDA period. Once these effects are eliminated, the ratio would have been 1.82x in 3Q19.

▪

The Board of Directors approved the anticipated distribution of shareholders' compensation in the form of interest on capital in the amount of R$ 2.6 billion, equivalent to R$ 0.20 per common and preferred share.

Main Indicators

Table 1 – Main indicators

US$ million	3Q19	2Q19	3Q18	9M19	9M18	3Q19 x 2Q19	3Q19 x 3Q18	9M19 x 9M18
Sales revenues	19,416	18,502	22,547	56,721	62,902	4.9	(13.9)	(9.8)
Gross profit	7,561	7,702	8,385	21,853	24,578	(1.8)	(9.8)	(11.1)
Operating expenses	(4,069)	2,183	(4,433)	(4,885)	(10,695)	(286.4)	8.2	54.3
Consolidated net income (loss) attributable to the shareholders of Petrobras	2,289	4,811	1,683	8,170	6,622	(52.4)	36.0	23.4
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	2,513	2,280	3,138	6,150	8,029	10.2	(19.9)	(23.4)
Net cash provided by operating activities	8,270	5,226	5,551	18,206	19,501	58.2	49.0	(6.6)
Free cash flow	6,480	3,172	2,049	12,784	10,160	104.3	216.3	25.8
Adjusted EBITDA	8,209	8,326	7,559	23,829	23,843	(1.4)	8.6	(0.1)
Recurring adjusted EBITDA *	8,853	8,517	8,869	25,044	25,575	3.9	(0.2)	(2.1)
Gross debt (US$ million)	89,901	101,029	88,115	89,901	88,115	(11.0)	2.0	2.0
Gross debt excluding IFRS 16 (US$ million)	66,070	75,527	87,927	66,070	87,927	(12.5)	(24.9)	(24.9)
Net debt (US$ million)	75,419	83,674	72,888	75,419	72,888	(9.9)	3.5	3.5
Net Debt excluding IFRS 16* (US$ million)	51,588	58,172	72,700	51,588	72,700	(11.3)	(29.0)	(29.0)
Net Debt/LTM Adjusted EBITDA (x)*	2.40	2.71	2.62	2.40	2.62	(11.4)	(8.4)	(8.4)
Net Debt/LTM Adjusted EBITDA excluding IFRS 16 (x)*	1.82	2.03	−	1.82	−	(10.5)
Average USD/BRL	3.97	3.92	3.95	3.89	3.60	1.3	0.5	8.1
Brent crude (US$/bbl)	61.94	68.82	75.27	64.65	72.13	(10.0)	(17.7)	(10.4)
Crude oil sales price (US$/bbl)	58.10	64.79	70.14	60.58	66.64	(10.3)	(17.2)	(9.1)
Domestic basic oil products price (US$/bbl)	73.05	78.53	83.43	75.06	81.23	(7.0)	(12.4)	(7.6)
TRI (toral recordable injuries per million men-hour frequency rate)	0.75	0.88	1.06	0.75	1.06	(0.1)	(0.3)	(0.3)
Adjusted Return on Capital Employed (without IFRS 16) - %**	7.42	7.83	6.74	7.42	6.74	(0.4)	0.68	0.68

*	See reconciliation of Net income and Recurring Adjusted EBITDA and IFRS 16 effects in the Non-recurring Items section. See IFRS effects in Adoption of IFRS 16 section.
**	Ratio calculated based on Brazilian reais numbers.

Consolidated Results

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the Brazilian real-denominated results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period. For detailed information about foreign exchange translation effects on the Company’s income statement, see item “Foreign Exchange Translation Effects on Results of Operations of 3Q 2019”.

Net Revenues

Table 2 – Net revenues by products

US$ million	3Q19	2Q19	3Q18	9M19	9M18	3Q19 X 2Q19	3Q19 X 3Q18	9M19 X 9M18
Diesel	6,030	5,949	6,636	17,398	17,208	1.4	(9.1)	1.1
Diesel subsidy	−	−	740	−	889		-	-
Gasoline	2,346	2,598	2,967	7,291	8,934	(9.7)	(20.9)	(18.4)
Liquefied petroleum gas (LPG)	1,075	1,090	1,101	3,175	3,377	(1.4)	(2.4)	(6.0)
Jet fuel	928	946	1,091	2,852	3,024	(1.9)	(14.9)	(5.7)
Naphtha	352	475	689	1,247	1,804	(25.9)	(48.9)	(30.9)
Fuel oil (including bunker)	227	259	411	772	935	(12.4)	(44.8)	(17.4)
Other oil products	915	832	1,020	2,582	2,807	10.0	(10.3)	(8.0)
Subtotal Oil Products	11,873	12,149	14,655	35,317	38,978	(2.3)	(19.0)	(9.4)
Natural gas	1,501	1,417	1,437	4,434	3,957	5.9	4.5	12.1
Renewables and nitrogen products	61	62	103	202	268	(1.6)	(40.8)	(24.6)
Revenues from non-exercised rights*	174	169	54	508	416	3.0	222.2	22.1
Electricity	275	162	954	934	1,827	69.8	(71.2)	(48.9)
Services, agency and others	199	178	227	706	1,040	11.8	(12.3)	(32.1)
Total domestic market	14,083	14,137	17,430	42,101	46,486	(0.4)	(19.2)	(9.4)
Exports	4,856	3,937	3,409	12,650	11,318	23.3	42.4	11.8
Sales abroad	477	428	1,708	1,970	5,098	11.4	(72.1)	(61.4)
Total foreign market	5,333	4,365	5,117	14,620	16,416	22.2	4.2	(10.9)
Total	19,416	18,502	22,547	56,721	62,902	4.9	(13.9)	(9.8)

3Q19 was marked by a strong volume of oil production which, combined with the realization of inventories formed in 2Q19, enabled an increase in oil exports, as well as in oil products exports, mainly of gasoline and low sulphur fuel oil with. This fact, alongside the increase in domestic diesel sales due to the harvest season in Brazil, and the higher sales of natural gas and electricity generation, both influenced by worse hydrological conditions that were reflected in higher difference settlement prices and thermoelectric demand, contributed to an increase in sales revenues, which totaled US$ 19.4 billion in 3Q19, 4,9% higher than 2Q19.

There were lower revenues from gasoline sales in Brazil due to lower prices as a result of the decrease in crack spreads, despite higher volumes. Naphtha revenues also fell mainly due to the decrease in sales volume, driven by the lower domestic demand.

In terms of revenues composition, diesel sales continues to be the most relevant product, accounting for 51% of oil product sales in the domestic, an increase of 1.4% over the last quarter, followed by gasoline, which represents 20% of sales, down 9.7% from the previous quarter.

*Revenue arising from rights not exercised by customers in certain contracts with take or pay e ship or pay clauses.

Oil products’ sales revenue - domestic market

Regarding sales to foreign markets, we have the following destinations’ breakdown:

Table 3 – crude oil exports

Country	3Q19	2Q19	1Q19	9M19
China	64%	73%	82%	72%
USA	13%	14%	5%	11%
Chile	6%	2%	8%	5%
India	4%	6%	5%	5%
Others	13%	5%	0%	7%

Table 4 – oil products exports

Country	3Q19	2Q19	1Q19	9M19
USA	50%	45%	38%	45%
Singapure	31%	36%	33%	33%
Netherlands	4%	0%	11%	5%
China	1%	0%	3%	1%
Others	14%	19%	15%	13%

China remains the main destination for our oil exports, followed by the US and Chile. Exports of oil products are destined mainly to the North American market and to Singapore.

Cost of Goods Sold

Table 5 – Cost of goods sold

US$ million	3Q19	2Q19	3Q18	9M19	9M18	3Q19 x 2Q19	3Q19 x 3Q18	9M19 x 9M18
Brazilian operations	(11,494)	(10,360)	(12,760)	(33,155)	(34,097)	(11.0)	10.0	3.0
Acquisitions and imports	(3,425)	(3,125)	(3,999)	(9,687)	(8,181)	(10.0)	14.0	(18.0)
Crude oil	(1,445)	(1,404)	(1,379)	(4,139)	(2,915)	(3.0)	(5.0)	(42.0)
Oil product	(1,144)	(1,102)	(1,368)	(3,160)	(2,758)	(4.0)	16.0	(15.0)
Natural gas	(836)	(619)	(1,252)	(2,388)	(2,508)	(35.0)	33.0	5.0
Production	(7,563)	(6,921)	(8,101)	(22,170)	(24,344)	(9.0)	7.0	9.0
Crude oil	(5,845)	(5,052)	(5,949)	(17,053)	(18,177)	(16.0)	2.0	6.0
Production taxes	(2,122)	(2,205)	(2,541)	(6,619)	(6,869)	4.0	16.0	4.0
Other costs	(3,723)	(2,847)	(3,408)	(10,434)	(11,308)	(31.0)	(9.0)	8.0
Oil products	(1,057)	(1,049)	(1,221)	(3,036)	(3,552)	(1.0)	13.0	15.0
Natural gas	(661)	(820)	(931)	(2,081)	(2,615)	19.0	29.0	20.0
Production taxes	(154)	(225)	(217)	(536)	(644)	32.0	29.0	17.0
Other costs	(507)	(595)	(714)	(1,545)	(1,971)	15.0	29.0	22.0
Services, electricity, renewables, nitrogen products and others	(506)	(314)	(660)	(1,298)	(1,572)	(61.0)	23.0	17.0
Operations abroad	(361)	(440)	(1,403)	(1,712)	(4,256)	18.0	74.0	60.0
Total	(11,855)	(10,800)	(14,163)	(34,867)	(38,353)	(10.0)	16.0	9.0

Cost of goods sold totaled US$ 11.9 billion in 3Q19, an increase of 10% over 2Q19. This increase was mainly due to higher oil production costs (17%), totaling US$ 5.9 billion and reflecting higher volumes of oil exported in 3Q19, an increase of over 40% in relation to 2Q19, as well as the increase of sales of oil products made with domestic crude. Despite the increase in sales, the oil products production cost remained stable in relation to 2Q19, at US$1.1 billion.

On the other hand, production taxes declined, despite the increase in production volume, as a result of the downward trend of Brent and Henry Hub prices, as well as the reduction in spending in the fields of Lula and Jubarte, primarily due to the recent court decision on the collection of a portion of the government take in the Lula field, related to discussions about its unification with the adjacent production area, known as Iracema.

There was a 35% increase in natural gas import costs, to US$ 836 million, to meet thermoelectric demand, mainly related to LNG, as international prices went down, keeping its competitiveness in relation to the Bolivian gas. There was also a 4% increase in oil products import costs, to US$ 1.1 billion, especially of diesel, to meet the demand for the product in the quarter, as some of its streams were directed to the formulation of bunker 0.5%, in accordance with IMO 2020.

Operating Expenses

Table 6 – Operating expenses

US$ million	3Q19	2Q19	3Q18	9M19	9M18	3Q19X 2Q19	3Q19 X 3Q18	9M19 x 9M18
Selling, General and Administrative Expenses	(1,759)	(1,494)	(1,808)	(4,720)	(5,128)	(17.7)	2.7	8.0
Selling expenses	(1,252)	(935)	(1,297)	(3,090)	(3,458)	(33.9)	3.5	10.6
Materials, third-party services, rent and other related costs	(1,048)	(740)	(750)	(2,474)	(2,326)	(41.6)	(39.7)	(6.4)
Depreciation, depletion and amortization	(137)	(142)	(24)	(415)	(116)	3.5	(470.8)	(257.8)
Allowance for expected credit losses	(9)	2	(475)	(36)	(863)	(550.0)	98.1	95.8
Employee compensation	(58)	(55)	(48)	(165)	(153)	(5.5)	(20.8)	(7.8)
General and administrative expenses	(507)	(559)	(511)	(1,630)	(1,670)	9.3	0.8	2.4
Employee compensation	(351)	(359)	(332)	(1,079)	(1,079)	2.2	(5.7)	−
Materials, third-party services, rent and other related costs	(121)	(153)	(148)	(427)	(502)	20.9	18.2	14.9
Depreciation, depletion and amortization	(35)	(47)	(31)	(124)	(89)	25.5	(12.9)	(39.3)
Exploration costs	(70)	(100)	(104)	(344)	(402)	30.0	32.7	14.4
Research and development expenses	(146)	(146)	(159)	(430)	(475)	−	8.2	9.5
Other taxes	(141)	(66)	(147)	(300)	(381)	(113.6)	4.1	21.3
Other income and expenses, net	(1,953)	3,989	(2,215)	909	(4,309)	(149.0)	11.8	121.1
Total	(4,069)	2,183	(4,433)	(4,885)	(10,695)	(286.4)	8.2	54.3

Selling, general and administrative expenses totaled US$ 1.8 billion in 3Q19, an increase of 17.7% over 2Q19, mainly due to the increase in logistics expenses for the use of gas pipelines. Excluding this effect, selling and general and administrative expenses would not have changed compared to 2Q19.

Exploration expenses for oil and gas in 3Q19 were US$ 70 million, a 30% decrease compared to 2Q19, due to lower expenses with dry wells.

Other expenses totaled US$ 2 billion in 3Q19 against other income of US$ 4 billion in 2Q19. This result reflects the US$ 5.5 billion capital gain from the sale of TAG in 2Q19, as well as the negative effects in 3Q19 related to the impairment losses in the amount of US$ 607 million of platform P-37, in the Marlim field, of Corvina field, and of Vitoria 10,000 drilling rig, and the higher provision for losses with lawsuits, in US$ 710 million, mainly due to the revision of estimates for arbitration losses.

The following is a breakdown of impairment recognized in the quarter:

Table 7 - Impairment

Assets by nature	Impairment	Details
Comperj	(17)	Investments on Train 1 utilities in Comperj
Drilling rig Vitória 10,000	(112)	Negative auction result from the sale of the rig
P-37	(319)	Discontinuation of this platform in Marlim field
Corvina field	(158)	End of production of Corvina field and discontinuation of P-09 platform
Others	1
Total	(607)

In 3Q19, an auction was held for the sale of the drilling rig Vitoria 10.000, and an additional impairment was recognized as result of the bid.

Regarding Comperj, given that there is no expectation of future cash flows that return the respective investments, additional losses were recognized in the income statement. In 3Q19, impairment was due to investments in Train 1 utilities, which are part of the necessary joint infrastructure for the flow of the gas produced in Santos Basin's pre-salt.

The company decided to discontinue the use of platform P-37, located in the Marlim field and to halt production on the Corvina field, with the recognition of impairment losses on these assets.

Adjusted EBITDA

In 3Q19, consolidated adjusted EBITDA reached US$ 8.2 billion, stable compared to 2Q19, despite the decrease in Brent. Resilience to Brent fluctuations was made possible by solid operating performance, with higher margins on diesel and LPG, higher oil exports and diesel sales volumes in Brazil, as well as gains from derivatives related to our offshore operations of oil and oil products.

In 3Q19, the sharp drop in Brent was mitigated by the good operating performance and by the increase of pre-salt’s share in total production (60.4% of oil production in the quarter).

When the analysis emcompasses the entire period under review (2015 X 3Q19), we see that the adjusted EBITDA E&P / boe ratio increased by 120%, while Brent increased by 10.6% over the same period, which evidences the improvement in returns as a result of the prioritization of the assets in which we are the natural owners..

. *ratio calculated using economic production of 2.32 MMboed ref. 9M19, 86% of total production

The reduction in the Refining Adjusted EBITDA ratio by US$/bbl in 3Q19 reflects the negative effect of inventory on the quarterly comparison. In the period beginning since 2015, the downward trajectory is due to the reduction of oil products margins in Brazil.

Financial results

Table 8 – Financial result

Net finance income (expense) (US$ million)	3Q19	2Q19	3Q18	Jan-Sep/19	Jan-Sep/18	3Q19 X 2Q19	3Q19 X 3Q18	Jan-Sep/19 x Jan-Sep/18 (%)
Finance income	339	332	428	928	1,910	2.1	(20.8)	(51.4)
Income from investments and marketable securities (Government Bonds)	160	114	130	399	422	40.4	23.1	(5.5)
Discount and premium on repurchase of debt securities	2	1	59	5	301	100.0	(96.6)	(98.3)
Gains from signed agreements (electric sector)	(1)	80	-	79	574	(101.3)		(86.2)
Other income, net	178	137	239	445	613	29.9	(25.5)	(27.4)
Finance expenses	(2,425)	(1,591)	(1,168)	(5,793)	(4,403)	(52.4)	(107.6)	31.6
Interest on finance debt	(1,284)	(1,233)	(1,408)	(3,831)	(4,560)	(4.1)	8.8	(16.0)
Unwinding of discount on lease liabilities	(369)	(452)	(2)	(1,154)	(8)	18.4	(18,350.0)	14,325.0
Discount and premium on repurchase of debt securities	(665)	(1)	(2)	(850)	(606)	(66,400.0)	(33,150.0)	40.3
Capitalized borrowing costs	314	347	396	1,007	1,384	(9.5)	(20.7)	(27.2)
Unwinding of discount on the provision for decommissioning costs*	(194)	(202)	(151)	(605)	(500)	4.0	(28.5)	21.0
Other finance expenses and income, net	(227)	(50)	(1)	(360)	(113)	(354.0)	(22,600.0)	218.6
Foreign exchange gains (losses) and indexation charges	(654)	(928)	(830)	(2,297)	(2,112)	29.5	21.2	8.8
Foreign exchange	6	(202)	(84)	(215)	150	103.0	107.1	(243.3)
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(746)	(739)	(801)	(2,240)	(2,411)	(0.9)	6.9	(7.1)
Other foreign exchange gains (losses) and indexation charges, net	86	13	55	158	149	561.5	56.4	6.0
Total	(2,740)	(2,187)	(1,570)	(7,162)	(4,605)	(25.3)	(74.5)	55.5

*	Since 2019, the Company adopted the IFRS 16 prospectively and brought impacts in depreciation. For more information, see financial results report, footnote 3.1, and Adoption of IFRS 16 section.

In 3Q19, we were very active in liability management, strongly tapping the international capital markets, with the repurchase of US$ 9 billion in debt securities, including an exchange transaction. This movement, essential for the continuous reduction of debt, resulted in a discount on repurchases of US$ 665 million.

This discount was the result of the difficulty in repurchasing securities in the capital market, due to the improvement of our credit risk and the consequent yield reduction, coupled with the lack of options in the financial market for resource allocation.

Securitization of Eletrobras receivables was also relevant to debt reduction, and also eliminates the risk of not receiving the future flows, resulting, however, in a finance expense of USD 128 million. Excluding this factor, interest of finance debt would have been US$ 1.16 billion, 6% lower than the previous quarter, due to the lower debt balance. With this payment, the remaining outstanding balance of all debt assumption instruments that Petrobras holds vis-à-vis Eletrobras, in September 30th, is US$ 124 million, with payments expected through April 30, 2021.

The proceeds will be allocated to the Company's liability management, which aims at improving the amortization profile and reducing the cost of debt, taking into account the deleveraging target established in its 2019-2023 Business and Management Plan.

Leasing expenses also reduced due to amortization of payments in addition to the fact that the new platforms coming on stream are owned by Petrobras.

Last, we highlight that foreign exchange losses reduced earnings by US$ 654 million, compared to the US$ 928 million negative result in 2Q19, mainly due to the positive variation on Class Action's judicial deposits, which were provisioned, waiting for the final settlement of the agreement.

Net income attributable to Petrobras’ shareholders

Net income in 3Q19 reached US$ 2.3 billion - equivalent to US$ 0.18 per share - against US$ 4.8 billion in 2Q19. The lower result compared to the previous quarter was due to the sale of TAG in 2Q19 and income tax expenses in 3Q19 as a result of the the write-off of deferred tax assets abroad, partially offset by the gain on the sale of BR Distribuidora shares in 3Q19. In 9M19, net income was US$ 8.2 billion, compared to US$ 6.6 billion in the same period last year.

Recurring net income attributable to Petrobras’ shareholders and recurring adjusted EBITDA

Net income and adjusted EBITDA excluding the impact of non-recurring items were US$ 2.5 billion and US$ 8.9 billion, respectively. In the net income, non-recurring items totaled US$ 378 million before taxes, notably: (i) gains from the sale of BR Distribuidora (US$ 3.5 billion), (ii) losses from legal contingencies (US$ 719 million), and (iii) impairment (US$ 606 million). Adjusted EBITDA was mainly impacted by losses with judicial contingencies mentioned above.

Special Items

Table 9 - Special itens						Variation (%)
US$ million	3Q19	2Q19	3Q18	9M19	9M18	3Q19 X 2Q19	3Q19 X 3Q18	9M19 X 9M18
Net income	2,228	4,935	1,749	8,288	6,633	(54.9)	27.4	25.0
Nonrecurring items	378	4,331	(1,745)	4,291	(1,672)	(91.3)	121.7	356.6
Nonrecurring items that do not affect Adjusted EBITDA	1,021	4,524	(434)	5,507	62	(77.4)	335.3	8,782.3
Impairment of assets and investments	(606)	(33)	(327)	(629)	(290)	(1,736.4)	(85.3)	(116.9)
Realization of cumulative translation adjustments - CTA	−	−	−	(34)	−
Gains and losses on disposal / write-offs of assets	(163)	5,405	(67)	5,425	620	(103.0)	(143.3)	775.0
Gains on BR Distribuidora follow on	3,515	−	−	3,515	−
Foreign exchange gains or losses on provisions for legal proceedings	(141)	36	(98)	(120)	(539)	(491.7)	(43.9)	77.7
Agreements signed for the electricity sector *	(1)	80	−	79	574	(101.3)		(86.2)
Discount related to prepayment of receivables from electricity sector ¹	(128)	−	−	(128)	−
Write-off of deferred tax assets	(792)	(966)	−	(1,758)	−	18.0
Discount and premium on repurchase of debt securities	(664)	1	58	(845)	(304)	(66,500.0)	(1,244.8)	(178.0)
Other nonrecurring items	(643)	(192)	(1,311)	(1,214)	(1,733)	(234.9)	51.0	29.9
PDV	(68)	(86)	1	(154)	2	20.9	(6,900.0)	(7,800.0)
Careers and remuneration plan	−	(1)	(289)	(2)	(289)	(100.0)	(100.0)	99.3
Amounts recovered from Lava Jato investigation	112	79	439	191	439	41.8	(74.5)	(56.5)
Gains / (losses) on decommissioning of returned/abandoned areas	(1)	−	−	(1)	−
State Amnesties Programs	−	−	(88)	−	(125)		(100.0)	(100.0)
Expected credit losses related to the electricity sector	1	(3)	(479)	(17)	(873)	133.3	100.2	98.1
Gains / (losses) related to legal proceedings	(719)	(173)	(895)	(1,257)	(975)	(315.6)	19.7	(28.9)
Equalization of expenses - Production Individualization Agreements	33	(9)	−	24	−	466.7
Income from contractual penalty for the non-occurrence of Liquigas disposal	−	−	−	−	88			(100.0)
Net effect of nonrecurring items on IR / CSLL	(601)	(1,801)	289	(2,271)	264	66.6	(308.0)	(960.2)
Recurring net income	2,451	2,404	3,203	6,267	8,039	2.0	(23.5)	(22.0)
Shareholders of Petrobras	2,513	2,280	3,138	6,150	8,029	10.2	(19.9)	(23.4)
Non-controlling interests	(62)	124	66	117	11	(150.0)	(193.9)	963.6
Effects of IFRS 16 on net income	(232)	(175)	−	(596)	−	(32.6)
Adjusted EBITDA	8,210	8,325	7,558	23,829	23,842	(1.4)	8.6	(0.1)
Nonrecurring items	(643)	(192)	(1,311)	(1,214)	(1,733)	(234.9)	51.0	29.9
Recurring Adjusted EBITDA	8,853	8,517	8,869	25,044	25,575	3.9	(0.2)	(2.1)
Effects of IFRS 16	950	1,141	−	3,080	−	(16.7)

*	Registered in Financial results.

In Management's judgment, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant. In 3Q19, the write-off of deferred tax assets and discount / premium on debt securities repurchases were classified as non-recurring items, resulting in reclassifications in the comparative period results.

Adoption of IFRS 16

The table below shows the impacts on the main lines of the Balance Sheet, Income Statement and Cash Flow.

Table 10 – Effects of the adoption of IFRS16

US$ million	As disclosed as of 09.30.2019	Effects of the adoption of IFRS 16	Balance without effects of IFRS 16 as of 09.30.2019

Balance Sheet
Assets	221,993	22,630	199,363
Liabilities and equity	221,993	22,630	199,363

Statement of Income
Gross profit	21,853	130	21,723
Operating expenses	(4,885)	119	(5,004)
Operating income (loss)	16,968	251	16,717
Net finance income (expense)	(7,162)	(1,154)	(6,008)
Results in equity-accounted investments	363	−	363
Income (loss) before income taxes	10,169	(903)	11,072
Income taxes	(4,441)	306	(4,747)
Net income (loss) from continuing operations	5,728	(596)	6,324
Net income (loss) from descontinued operations	2,560	−	2,560
Net income (loss)	8,288	(596)	8,884

Statement of Cash Flow
Net cash provided by operating activities	18,206	2,691	15,515
Net cash provided by (used in) investing activities	6,076	932	5,144
Net cash used in financing activities	(25,690)	(3,622)	(22,068)
Cash and cash equivalents at end of the period	13,179	−	13,179

Net Debt	75,419	23,659	51,760
Adjusted EBITDA	23,829	3,080	20,749
LTM Adjusted EBITDA	31,486	3,080	28,406
Net debt/LTM Adjusted EBITDA ratio	2.40	0.58	1.82

The adoption of IFRS 16 does not change Petrobras' deleveraging strategy, maintaining the goal of reducing the adjusted net debt / EBITDA ratio to 1.5 x by 2020.

Investments

Investment amounts (Capex) include acquisition of property, plant and equipment, including expenses with leasing, intangible assets, investments in subsidiaries and affiliates, expenses with geology and geophysics, expenses with research and development and pre-operating expenses. For the Capex presented in this report session, the international accounting standard IFRS16 - Leasing is not applicable.

Table 11 – Investments by segment

Investments (US$ million)	3Q19	2Q19	3Q18	Jan-Sep/19	Jan-Sep/18	3Q19 X 2Q19	3Q19 X 3Q18	Jan-Sep/19 x Jan-Sep/18
Exploration and Production	1,912	2,118	3,440	6,003	8,892	(9.7)	(44.4)	(32.5)
Refining	457	320	292	1,013	732	42.6	56.5	38.4
Gas and Power	167	87	110	324	281	92.5	52.2	15.3
Distribution*	1	34	33	71	90	(98.4)	(98.4)	(21.6)
Others	75	36	33	146	118	110.5	126.9	23.4
Total	2,612	2,595	3,908	7,556	10,113	0.7	(33.2)	(25.3)

*	Due to the sale of BR Distribuidora, the investments of this subsidiary were deconsolidated from the 3Q19 on.

In 3Q19, investments totaled US$ 2.6 billion, out of which more than 75% corresponds to capital investments. In 9M19 we reached US$ 7.6 billion, trending towards the new target of US$ 10 to 11 billion, announced in 2Q19.

Capital investments are those investments with the main objective of increasing the capacity of existing assets, deploying new production assets, offloading and storage of assets, increasing efficiency or profitability of the asset and deploying essential infrastructure to enable other capital investment projects. They include acquisitions of assets / companies and investments in exploratory activities.

On the other hand, current investments are those investments whose main objective is to maintain the operation of existing assets, (i.e. they do not aim to increase the capacity of facilities), besides investments in infrastructure whose implementation is not essential to enable another capital investment project.

In 3Q19, investments in the Exploration & Production segment totaled US$ 1.9 billion, of which over 85% were capital investments. Investments were concentrated mainly in: (i) the development of production of Santos Basin pre-salt; (ii) development of new wells in the post-salt; and (iii) the exploration of new production areas.

In the Refining segment, investments totaled US$ 0.5 billion in 3Q19, of which over 45% were capital investments. In the Gas and Power segment, investments totaled US$ 0.2 billion in 3Q19, of which over 60% were capital investments.

Investment results presented in 3Q19, notably the completion of major production development projects, reinforce the projection of a US$ 10 to 11 billion range for the year, as reported in 2Q19, not including bids.

The following table presents the main information on the new oil and gas production systems.

Table 12 – Main projects

Project	Estimated Production Start-up	Platform Capacity (bbl/day)	Realized Petrobras CAPEX US$ billion	Total Petrobras CAPEX US$ Billion	Portion of Petrobras	Status
Berbigão (P-68) Own Unit	2019	150,000	1.5	2.6	42,5%*	Project in phase of execution with unit with more than 99% of physical advance. 11 drilled wells and 5 completed.
Atapu 1 (P-70) Own Unit	2020	150,000	1.6	3.8	100%*	Project in phase of execution with unit with more than 97% of physical advance. 10 drilled wells and 2 completed.
Sépia 1 (FPSO Carioca) Chartered Unit	2021	180,000	0.2	3.0	100%*	Project in phase of execution with unit with more than 70% of physical advance. 5 drilled wells and 2 completed.
Mero 1 (FPSO Guanabara) Chartered Unit	2021	180,000	0.1	1.3	40.0%	Project in phase of execution with unit with more than 60% of physical advance. 4 drilled wells and 1 completed.
Búzios 5 (FPSO Alm. Barroso) Chartered Unit	2022	150,000	0.1	3.1	100.0%	Project in phase of execution with unit with more than 10% of physical advance. 1 drilled well.
Mero 2 (FPSO Sepetiba) Chartered Unit	2023	180,000	0.01	1.2	40.0%	Project in phase of execution with unit with more than 10% of physical advance. 4 drilled wells and 2 completed.
Marlim 1 (FPSO Anita Garibaldi) Chartered Unit	2022	80,000	0.04	2.8	100.0%	Project in phase of execution. Letter of intent signed for platform chartering in October 2019
Marlim 2(FPSO Ana Néri) Chartered Unit	2023	70,000	0.01	1.9	100.0%	Project in phase of execution. Letter of intent signed for platform chartering in October 2019

2

[1]	*WI of the main field, unitization process in progress.

Portfolio Management

We concluded the public offering of BR Distribuidora shares in July which, together with the cash inflow from the Polo Pargo sale, signed in 2018, resulted in a cash inflow of US$ 2.9 billion in 3Q19. In addition, we have signed contracts for the sale of shallow water and onshore fields in the total amount of US$ 213 million. Although these transactions have low values relative to the total of the divestment portfolio, they are of paramount importance for efficient portfolio management and cost savings, as they are non-core assets.

These sales have contributed to a total of US$15.3 billion in 2019 to date of total signed and completed divestment transactions, including transactions signed in 2018 and completed in 2019 (with cash inflows of US$ 13.3 billion as detailed below).

Table 13 – Signed transactions

Asset	Transaction amount (US$ million)	Cashed-in (US$ million)
Maromba field	90	20
Pasadena Refinery	562	467
TAG*[3]	8.722	8.722
Tartaruga Verde field	1.294	259
Onshore fields - RN	384	29
BR Distribuidora	2.553	2.553
Pampo and Enchova	851	53
Baúna field	665	50
Polo Macau	191	48
Belém Bioenergia Brasil	6	0
Ponta do Mel and Redonda	7	0
Lagoa Parda cluster	9	1
Pargo cluster	signed in 2018	324
Distribution in Paraguai	signed in 2018	381
PO&G BV	signed in 2018	350
Total	15.334	13.257

[2]	*US$ 800 million related to the payment of a debt of TAG with BNDES.

In addition, we have the following assets being divested in our portfolio, as well as several other projects, under structuring phase, while teasers will be launched soon.

Table 14 - Assets in divestment process

Teaser / Non-binding phase	Binding phase
Refining assets (RNEST, RLAM, REPAR, REFAP, RNEST, RLAM, REPAR and REFAP)	Liquigás
Onshore fields (AM)	Deep-water areas (Sergipe Alagoas)
Onshore fields (BA, ES, SE and CE)
Shallow-water fields (CE, SE, ES and RJ)
UFN-III and Araucária Nitrogenados
Breitener Energética
Mega

The additional sale of shares of BR Distribuidora and the start of the refineries divestment process are among the main actions established in the Resilience Plan and in the new guidelines for our portfolio management.

Petrobras reinforces the importance of portfolio management focusing on core assets, in order to improve our capital allocation, enable debt and capital cost reduction and the consequent increase in value generation to the company and to our shareholders.

Liquidity and Capital Resources

Table 15 – Liquidity and capital resources

US$ million	3Q19	2Q19	3Q18	9M19	9M18
Adjusted cash and cash equivalents at the beginning of period	17,847	10,482	18,050	14,982	24,404
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(641)	(1,121)	(1,053)	(1,083)	(1,885)
Cash and cash equivalents at the beginning of period	17,206	9,361	16,997	13,899	22,519
Net cash provided by (used in) operating activities	8,270	5,226	5,551	18,206	19,501
Net cash provided by operating activities from continuing operations	8,203	5,258	5,495	17,883	19,147
Discontinued operations – net cash provided by operating activities	67	(32)	56	323	354
Net cash provided by (used in) investing activities	(643)	7,911	(3,332)	6,076	(3,047)
Net cash provided by (used in) investing activities from continuing operations	(2,506)	7,948	(3,304)	4,264	(3,051)
Acquisition of PP&E, intangibles assets and investments in investees	(1,790)	(2,054)	(3,502)	(5,422)	(9,341)
Proceeds from disposal of assets - Divestment	(1)	8,799	1	9,110	4,915
Dividends received	20	702	220	836	706
Divestment (Investment) in marketable securities	(735)	501	(23)	(260)	669
Discontinued operations – net cash provided by (used in) investing activities	1,863	(37)	(28)	1,812	4
(=) Net cash provided by operating and investing activities	7,627	13,137	2,219	24,282	16,454
Net cash provided by (used) in financing activities from continuing operations	(12,178)	(5,033)	(4,917)	(25,182)	(24,104)
Net financings	(10,544)	(2,543)	(4,794)	(20,125)	(23,647)
Proceeds from financing	4	488	580	4,729	8,708
Repayments	(10,548)	(3,031)	(5,374)	(24,854)	(32,355)
Repayment of lease liability	(1,384)	(1,368)	−	(3,622)	−
Dividends paid to shareholders of Petrobras	(298)	(1,006)	(151)	(1,304)	(316)
Dividends paid to non-controlling interest	(3)	(86)	(7)	(89)	(92)
Investments by non-controlling interest	51	(30)	35	(42)	(49)
Discontinued operations – net cash provided by (used) in financing activities	(13)	(432)	10	(508)	(59)
Net cash provided by (used) in financing activities	(12,191)	(5,465)	(4,907)	(25,690)	(24,163)
Effect of exchange rate changes on cash and cash equivalents	537	173	(122)	688	(623)
Cash and cash equivalents at the end of period	13,179	17,206	14,187	13,179	14,187
Government bonds and time deposits with maturities of more than 3 months at the end of period	1,303	641	1,040	1,303	1,040
Adjusted cash and cash equivalents at the end of period	14,482	17,847	15,227	14,482	15,227
Reconciliation of Free Cash Flow
Net cash provided by operating activities	8,270	5,226	5,551	18,206	19,501
Acquisition of PP&E, intangibles assets and investments in investees	(1,790)	(2,054)	(3,502)	(5,422)	(9,341)
Free cash flow	6,480	3,172	2,049	12,784	10,160

As of September 30, 2019, cash and cash equivalents totaled US$ 13.2 billion and adjusted cash and cash equivalents totaled US$ 14.5 billion. 3Q19 was marked by the inflow of funds from operating cash generation of US$ 8.3 billion and by the net receipt of US$ 1.9 billion from the sale of BR Distribuidora shares (cash-in of US$ 2.5 billion less cash deconsolidation of BR Distribuidora of US$ 0.6 billion). These funds, together with the cash inflows related to the sale of TAG, in 2Q19, were used to prepay debt and amortize principal and interest due in the period, which totaled US$ 10.5 billion, and for investments in the business areas.

Operating cash flow grew 58.2% in the quarter, mainly due to cash inflows from the securitization of Eletrobras receivables, in the amount of US$ 2.1 billion.

In line with the resilience plan, we are working to release excess cash, allowing its reallocation to more productive uses. In 3Q19, we reduced cash by US$ 4 billion, using it for debt amortization, but cash in 3Q19 was still above the desired level, given that the cash inflow of Eletrobras receivables securitization was received in the end of the quarter and that we found difficulty in prepaying debt, reflecting the improvement in our credit risk with our creditors.

From January to September, the Company settled several loans and financial debts, in the amount of US$ 24.9 billion, with the following highlights: i) the repurchase and / or redemption of US$ 9.9 billion of securities in the international capital markets, with the payment of net premiums to holders of securities in the amount of US$ 844 million; (ii) the prepayment of US$ 8.1 billion of loans in the domestic and international banking market; and (iii) prepayment of US$ 578 million of financing from BNDES.

3Q19 was especially relevant for debt reduction with highlights to: (i) the repurchase and / or redemption of US$ 2.8 billion of securities in the international capital market and (ii) the prepayment of US$ 2.8 billion of loans in the international banking market.

Additionally, in September, the Company completed a liability management exercise in the international market in the amount of US$ 6.2 billion, by offering to exchange securities maturing between 2023 and 2029 (Global Notes), in amounts equivalent to US$ 3.7 billion, for a new security maturing in 2030, and to prepay US$ 2.5 billion for the same notes.

EBITDA x OCF x FCF x FCFE reconciliation

Adjusted EBITDA reached US$ 8.2 billion in 3Q19, in line with the previous quarter. Cash effects not captured in EBITDA, such as payment of Petros' term of conduct and judicial deposits, were mainly offset by cash inflows from the securitization of Eletrobras receivables. Operating cash flow reached a record level of US$ 8.3 billion in 3Q19 and investments in the company's business totaled US$ 1.8 billion in 3Q19, resulting in free cash flow of US$ 6.5 billion in 3Q19.

Debt

Our commitment to deleveraging had significant results in 3Q19. The cash inflows from divestments led to a 13% fall in gross debt as of September 30, 2019, reaching US$ 66 billion without the effects of IFRS16 and of 11%, to US$ 89.9 billion with the effects of IFRS16. In addition, liability management enabled the increase in the average maturity from 10.25 years to 10.42 years, while reducing the average rate from 6.0% to 5.9% per year and leverage to 45%.

Strong cash generation and lower leasing balance contributed to a 10% reduction in net debt, which reached US$ 75 billion under IFRS16.

Deleveraging is a priority for Petrobras, whose goal is to reduce the net debt/adjusted LTM EBITDA ratio to 1.5x by 2020, considering the effects of IFRS 16. At September 30, 2019, the net debt/adjusted LTM EBITDA ratio was 2.40x considering the effects of IFRS 16, a decrease from 2.71x at June 30, 2019.

Table 16 – Debt indicators

Debt (US$ million)	09.30.2019	06.30.2019	Δ %	09.30.2018
Gross debt (without IFRS 16)	66,070	75,527	(12.5)	87,927
Capital Markets	34,815	40,584	(14.2)	44,196
Banking Market	25,249	28,479	(11.3)	35,389
Development banks	1,950	2,163	(9.8)	4,050
Export Credit Agencies	3,812	4,049	(5.9)	3,994
Related parties	−	−		−
Others	244	252	(3.2)	298
Finance leases (IFRS 16)	23,831	25,502	(6.6)	188
Gross debt (with IFRS 16)	89,901	101,029	(11.0)	88,115
Adjusted cash and cash equivalents	14,482	17,355	(16.6)	15,227
Net debt	75,419	83,674	(9.9)	72,888
Net debt (without IFRS 16)	51,588	58,172	(3)	72,700
Net Debt/(Net Debt + Market Cap) - Leverage	45%	46%	(0.0)	50%
Average interest rate (% p.y.)	5.9	6.0	(1.7)	6.2
Weighted average maturity of outstanding debt (years)	10.42	10.25	1.7	9.05
Net debt/LTM Adjusted EBITDA ratio	2.40	2.71	(11.4)	2.62
Gross debt/LTM Adjusted EBITDA ratio	2.86	3.28	(12.9)	3.16
US$ million
Gross Debt (without IFRS 16)	66,070	75,527	(12.5)	87,927
Finance leases (IFRS 16)	23,831	25,502	(6.6)	188
Adjusted cash and cash equivalents	14,482	17,355	(16.6)	15,227
Net debt	75,419	83,674	(9.9)	72,888
Net debt (without IFRS 16)	51,588	58,172	(11.3)	72,700

Results per segment

Exploration and Production

Table 17 – E&P results						Variation (%)
US$ million	3Q19	2Q19	3Q18	9M19	9M18	3Q19/ 2Q19	3Q19/ 3Q18	9M19/ 9M18
Sales revenues	12,551	12,660	13,116	36,595	39,049	(0.9)	(4.3)	(6.3)
Gross profit	5,753	5,835	5,988	16,167	16,891	(1.4)	(3.9)	(4.3)
Operating expenses	(1,273)	(566)	(1,357)	(2,400)	(2,009)	(124.9)	6.2	(19.5)
Operating income (loss)	4,480	5,269	4,631	13,767	14,882	(15.0)	(3.3)	(7.5)
Net income (loss) attributable to the shareholders of Petrobras	2,979	3,516	3,122	9,184	9,894	(15.3)	(4.6)	(7.2)
Adjusted EBITDA of the segment	8,100	8,037	7,072	22,898	21,507	0.8	14.5	6.5
EBITDA margin of the segment (%)	65	63	54	63	55	2	11	8
Average Brent crude (US$/bbl)	61.94	68.82	75.27	64.65	72.13	(10.0)	(17.7)	(10.4)
Sales price - Brazil
Crude oil (US$/bbl)	58.10	64.79	70.14	60.58	66.64	(10.3)	(17.2)	(9.1)
Lifting cost - Brazil (US$/barrel)*
excluding production taxes	9.67	10.43	11.17	10.16	11.12	(7.3)	(13.4)	(8.6)
Onshore	18.19	19.50	19.77	19.36	19.95	(6.7)	(8.0)	(3.0)
Shallow waters	30.56	31.64	25.01	30.98	25.05	(3.4)	22.2	23.7
Deep and ultra-deep post-salt	14.21	13.63	13.53	12.96	13.41	4.3	5.0	(3.4)
Pre-salt	5.03	6.03	6.45	5.87	6.43	(16.6)	(22.0)	(8.8)
including production taxes	19.50	23.17	25.84	21.71	24.59	(15.8)	(24.5)	(11.7)
Production taxes - Brazil	2,298	3,494	2,770	8,194	8,254	(34.2)	(17.0)	(0.7)
Royalties	1,175	1,204	1,240	3,466	3,675	(2.4)	(5.2)	(5.7)
Special Participation**	1,111	2,278	1,518	4,692	4,541	(51.2)	(26.8)	3.3
Retention of areas	12	12	12	36	38	−	−	(5.3)

*

In 2019, seeking to preserve temporal comparability, the managerial indicator lifting cost remains considering leases in its composition, that is, preserving the criteria prior to the adoption of IFRS16.

**	The US$2.3 billion special interest amount in 2Q19 includes US$0.9 billion related to the unification of the Parque das Baleias, whose agreement was signed in April 19

Despite the reduction in Brent prices, gross profit remained stable due to increased production. Operating income decreased, mainly due to the effect of impairments in 3Q19 of P-37 platform in Marlin field, Corvina field and the Vitoria 10.000 drilling rig.

In 3Q19, cash cost (lifting cost) without government participation in the pre-salt reached US$ 5/boe, down 17% over the previous quarter, mainly due to the increase in production due to the production ramp-up of the platforms in Búzios field.

In post-salt, there was a 4% increase in cash cost (lifting cost) without government participation, due to higher expenses with the integrity of the Campos Basin production systems and interventions in the Marlim Sul field, offset by the small increase in production from the start-up of two new wells at the Campos dos Goytacazes FPSO in the Tartaruga Verde Field.

In shallow waters, the 3% drop in cash cost (lifting cost) without government participation is mainly explained by the increase in production from PPM-1 and PCH-2 platforms, which were back online after maintenance shutdowns in 2Q19.

Onshore we had a 7% reduction in cash costs (lifting cost) without government participation, due to the higher gas delivery in the State of Amazonas and the impact of the 1.3% devaluation of the real against the dollar.

The quarterly decline in production taxes in US dollars occurred, despite the increase in volume produced, due to lower Brent and Henry Hub prices, as well as the reduction in spending in the fields of Lula and Jubarte, primarily due to the recent court decision on the collection of a portion of the government take in the Lula field, related to discussions about its unification with the adjacent production area, known as Iracema. In unit terms, the reduction was intensified by the production ramp-up of the transfer of rights, which are not subject to the special participation rate.

Refining

Table 18 – Refining results						Variation (%)
US$ million	3Q19	2Q19	3Q18	9M19	9M18	3Q19/ 2Q19	3Q19/ 3Q18	9M19/ 9M18
Sales revenues	17,124	16,675	19,312	49,932	54,519	2.7	(11.3)	(8.4)
Gross profit	1,236	1,550	1,947	4,014	6,395	(20.3)	(36.5)	(37.2)
Operating expenses	(973)	(1,184)	(786)	(2,772)	(2,056)	17.8	(23.8)	34.8
Operating Income (Loss)	263	366	1,161	1,242	4,339	(28.1)	(77.3)	(71.4)
Net income (loss) attributable to the shareholders of Petrobras	121	286	864	913	3,263	(57.7)	(86.0)	(72.0)
Adjusted EBITDA of the segment	938	1,212	1,693	3,412	5,953	(22.6)	(44.6)	(42.7)
EBITDA margin of the segment (%)	5	7	9	7	11	(2)	(4)	(4)
Refining cost (US$ / barrel) - Brazil	2.40	2.58	2.27	2.52	2.52	(7.0)	5.7	−
Refining cost (R$ / barrel) - Brazil	9.53	10.14	8.95	9.80	9.01	(6.0)	6.5	8.8
Domestic basic oil products price (US$/bbl)	73.05	78.53	83.43	75.06	81.23	(7.0)	(12.4)	(7.6)

In 3Q19, the reduction in gross profit from the Refining segment was mainly due to the inventory turnover effect, which was approximately US$ 378 million. Inventory realization occurred at prices higher than replacement prices, due to the progressive reduction of Brent prices between quarters, reducing the margin in 3Q19. Higher domestic diesel and fuel oil export margins, as well as higher sales of diesel, gasoline and jetfuel, had a positive impact on the result.

The refining unit cost decreased due to the increase in the feedstock. Refinery utilization factor increased to 80% in 3Q19 from 76% in 2Q19.

Operating income declined, reflecting lower gross profit, partially offset by lower impairment expenses.

Gas and Power

Table 19 – Gas & Power results						Variation (%)
US$ million	3Q19	2Q19	3Q18	9M19	9M18	3Q19/ 2Q19	3Q19/ 3Q18	9M19/ 9M18
Sales revenues	2,961	2,575	3,418	8,744	9,120	15.0	(13.4)	(4.1)
Gross profit	926	973	562	2,806	2,342	(4.8)	64.8	19.8
Operating expenses	(631)	4,909	(906)	3,779	(2,286)	(112.9)	30.4	(265.3)
Operating income (loss)	295	5,882	(344)	6,585	56	(95.0)	185.8	11,659
Net income (loss) attributable to the shareholders of Petrobras	198	3,890	(204)	4,336	20	(94.9)	197.1	21,580
Adjusted EBITDA of the segment	500	583	(171)	1,675	593	(14.2)	392.4	182.5
EBITDA margin of the segment (%)	17	23	(5)	19	7	(6)	22	12
Natural gas sales price - Brazil(US$/bbl)	45.57	47.97	42.30	47.66	40.84	(5.0)	7.7	16.7

In 3Q19, gross profit reduced due to lower margins of the energy segment in the Free Contracting Market (ACL) due to the increase in difference settlement prices, increasing the settlement costs of the sale contracts.

The lower operating income reflects the increase in logistics expenses for the use of gas pipelines and the positive result of the TAG sale in 2Q19.

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the Directors' view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: investments, impairment, results with divestments and write-off of assets, and cumulative exchange effects of (CTA) reclassified to income.

In the calculation of adjusted EBITDA, the Company added, for the periods of 2018, foreign exchange gains and losses resulting from provisions for lawsuits in foreign currencies. Provisions for legal proceedings in foreign currencies consist mainly of Petrobras' share of the Class Action agreement, which ended in December 2017. Exchange gains or losses on provisions of legal proceedings are presented in Other Income and Expenses for accounting purposes, but Management does not consider them as part of the Company's current activities, as they are similar to the exchange effects presented in the Net Financial Result. No adjustments were made in the comparative periods presented, since the values were not significant.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Net Debt to Adjusted EBITDA metric established in the Business and Management Plan (BMP 2019-2023), helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 20 - Reconciliation of Adjusted EBITDA						Variation (%)
US$ million	3Q19	2Q19	3Q18	9M19	9M18	3Q19 X 2Q19	3Q19 X 3Q18	9M19 X 9M18
Net income (loss) from continuing operations	(128)	4,858	1,476	5,728	6,211	(103)	(109)	(8)
Net finance income (expense)	2,740	2,187	1,570	7,162	4,605	25	75	56
Income taxes	992	2,960	1,153	4,441	3,558	(66)	(14)	25
Depreciation, depletion and amortization	3,776	3,747	2,683	11,205	9,070	1	41	24
EBITDA	7,380	13,752	6,882	28,536	23,444	(46)	7	22
Results in equity-accounted investments	(112)	(120)	(247)	(363)	(491)	7	55	26
Impairment	607	27	380	627	349	2,148	60	80
Reclassification of cumulative translation adjustment - CTA	−	−	−	34	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control *	162	(5,405)	67	(5,426)	(620)	103	142	(775)
Foreign exchange gains or losses on provisions for legal proceedings	141	(36)	98	120	539	492	44	(78)
Adjusted EBITDA from continuing operations	8,178	8,218	7,180	23,528	23,221	−	14	1
Adjusted EBITDA from descontinued operations	31	108	379	301	622	(71)	(92)	(52)
Adjusted EBITDA	8,209	8,326	7,559	23,829	23,843	(1)	9	−
Adjusted EBITDA margin (%)	42	44	32	41	37	(2)	10	4

Table 21 - Income Statement Abroad – 9M19

US$ million	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales Revenues	140	17	43	758			958
Gross Profit	62	11	13	42			128
Operating income (loss)	(327)	(55)	(5)	157			(230)
Net income (loss) attributable to the shareholders of Petrobras	(118)	(37)	−	103			(52)

VII. Foreign Exchange Translation Effects on Results of Operations of Jan-Sep/2019

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. However, the presentation currency of this financial report is the U.S. Dollar to facilitate the comparison with other oil and gas companies. Therefore, the Brazilian real-denominated results of operations real were translated into U.S. dollars using the average exchange rates prevailing during the period.

When the Brazilian real appreciates against the U.S. dollar, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the Brazilian real depreciates against the U.S. dollar, as it did in Jan-Sep/2019, the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars.

In order to isolate the foreign exchange translation effect on results of operations, the table below presents a reconciliation of income statement to financial information on a constant currency basis, assuming the same exchange rates between each quarter for translation. In Jan-Sep/2019, the results on a constant currency basis were computed by converting the 1Q-2019, 2Q-2019 and 3Q-2019 results from Brazilian real into U.S. dollars based on the same average exchange rates used in 1Q-2018, 2Q-2018 and 3Q-2018 (3.2433, 3.6056 and 3.9505, respectively).

The amounts and respective variations presented in constant currency are not measures in accordance with – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS.

	As reported				Financial information in a constant currency basis
	Jan-Sep				Jan-Sep2019
			Variation				Variation *

	U.S.$ million				U.S.$ million
	2019	2018	Δ	Δ(%)	Foreign exchange translation effects	Results on a constant currency basis	Δ	Δ(%)
Sales revenues	56,721	62,902	(6,181)	(10)	(4,756)	61,477	(1,425)	(2)
Cost of sales	(34,868)	(38,324)	3,456	9	2,979	(37,847)	477	1
Gross profit	21,853	24,578	(2,725)	(11)	(1,778)	23,631	(947)	(4)
Selling expenses	(3,090)	(3,458)	368	11	234	(3,324)	134	4
General and administrative expenses	(1,630)	(1,670)	40	2	143	(1,773)	(103)	(6)
Exploration costs	(344)	(402)	58	14	37	(381)	21	5
Research and development expenses	(430)	(475)	45	9	35	(465)	10	2
Other taxes	(300)	(381)	81	21	23	(323)	58	15
Other income and expenses	909	(4,309)	5,218	121	(157)	1,066	5,375	125
Operating income	16,968	13,883	3,085	22	(1,464)	18,432	4,549	33
Net finance income (expense)	(7,162)	(4,605)	(2,557)	(56)	566	(7,728)	(3,123)	(68)
Results of equity-accounted investments	363	491	(128)	(26)	(33)	396	(95)	(19)
Income before income taxes	10,169	9,769	400	4	(932)	11,101	1,332	14
Income taxes	(4,441)	(3,558)	(883)	(25)	345	(4,786)	(1,228)	(35)
Net income from continuing operations for the period	5,728	6,211	(483)	(8)	(586)	6,314	103	2
Net income from discontinued operations for the period	2,560	422	2,138	507	(38)	2,598	2,176	516
Net income for the period	8,288	6,633	1,655	25	(624)	8,912	2,279	34

* Variation after isolating foreign exchange translation effects between periods used for translation.

FINANCIAL STATEMENTS

Table 22 - Income Statement - Consolidated

US$ million	3Q19	2Q19	3Q18	9M19	9M18
Sales revenues	19,416	18,502	22,547	56,721	62,902
Cost of sales	(11,855)	(10,800)	(14,162)	(34,868)	(38,324)
Gross profit	7,561	7,702	8,385	21,853	24,578
Selling expenses	(1,252)	(935)	(1,297)	(3,090)	(3,458)
General and administrative expenses	(507)	(559)	(511)	(1,630)	(1,670)
Exploration costs	(70)	(100)	(104)	(344)	(402)
Research and development expenses	(146)	(146)	(159)	(430)	(475)
Other taxes	(141)	(66)	(147)	(300)	(381)
Other income and expenses	(1,953)	3,989	(2,215)	909	(4,309)
	(4,069)	2,183	(4,433)	(4,885)	(10,695)
Operating income (loss)	3,492	9,885	3,952	16,968	13,883
Finance income	339	332	427	928	1,909
Finance expenses	(2,425)	(1,591)	(1,168)	(5,793)	(4,403)
Foreign exchange gains (losses) and inflation indexation charges	(654)	(928)	(829)	(2,297)	(2,111)
Net finance income (expense)	(2,740)	(2,187)	(1,570)	(7,162)	(4,605)
Results in equity-accounted investments	112	120	247	363	491
Income (loss) before income taxes	864	7,818	2,629	10,169	9,769
Income taxes	(992)	(2,960)	(1,153)	(4,441)	(3,558)
Net income (loss) from continuing operations	(128)	4,858	1,476	5,728	6,211
Net income (loss) from descontinued operations	2,356	77	273	2,560	422
Net Income (Loss)	2,228	4,935	1,749	8,288	6,633
Net income (loss) attributable to:
Shareholders of Petrobras	2,289	4,811	1,683	8,170	6,622
Net income (loss) from continuing operations	(56)	4,756	1,489	5,679	6,322
Net income (loss) from descontinued operations	2,345	55	194	2,491	300
Non-controlling interests	(61)	124	65	118	11
Net income (loss) from continuing operations	(72)	102	(13)	49	(111)
Net income (loss) from descontinued operations	11	22	78	69	122

Table 23 - Statement of Financial Position – Consolidated

ASSETS - US$ million	09.30.2019	12.31.2018
Current assets	35,444	37,062
Cash and cash equivalents	13,179	13,899
Marketable securities	1,303	1,083
Trade and other receivables, net	4,201	5,746
Inventories	7,584	8,987
Recoverable taxes	2,591	2,035
Assets classified as held for sale	4,537	1,946
Escrow account - Class action agreement	−	1,881
Other current assets	2,049	1,485

Non-current assets	186,549	185,006
Long-term receivables	17,923	22,059
Trade and other receivables, net	2,468	5,492
Marketable securities	48	53
Judicial deposits	7,507	6,711
Deferred taxes	2,239	2,680
Other tax assets	3,233	3,540
Advances to suppliers	365	666
Other non-current assets	2,063	2,917
Investments	5,662	2,759
Property, plant and equipment	160,585	157,383
Intangible assets	2,379	2,805

Total assets	221,993	222,068

LIABILITIES - US$ million	09.30.2019	12.31.2018
Current liabilities	32,096	25,051
Trade payables	5,849	6,327
Finance debt	7,715	3,667
Lease liability	5,459	23
Taxes payable	3,105	3,767
Dividends payable	594	1,109
Short-term benefits	1,770	1,658
Pension and medical benefits	756	810
Provision for legal and administrative proceedings	−	3,482
Liabilities related to assets classified as held for sale	4,367	983
Agreement with US Authorities	−	783
Other current liabilities	2,481	2,442
Non-current liabilities	115,515	123,842
Finance debt	58,355	80,508
Lease liability	18,372	162
Income taxes payable	495	552
Deferred taxes	2,578	654
Pension and medical benefits	19,372	21,940
Provision for legal and administrative proceedings	3,133	3,923
Provision for decommisioning costs	11,854	15,133
Other non-current liabilities	1,356	970
Shareholders’ equity	74,382	73,175
Share capital (net of share issuance costs)	107,100	107,101
Profit reserves and others	(33,560)	(35,557)
Non-controlling interests	842	1,631
Total liabilities and shareholders’ equity	221,993	222,068

Table 24 - Statement of Cash Flows – Consolidated

US$ million	3Q19	2Q19	3Q18	9M19	9M18
Cash flows from Operating activities
Net income for the period	2,228	4,935	1,749	8,288	6,633
Adjustments for:
Net income from discontinued operations	(2,356)	(77)	(273)	(2,560)	(422)
Pension and medical benefits (actuarial expense)	517	524	464	1,587	1,537
Results of equity-accounted investments	(112)	(120)	(247)	(363)	(491)
Depreciation, depletion and amortization	3,776	3,747	2,683	11,205	9,070
Impairment of assets (reversal)	607	27	380	627	349
Allowance (reversals) for credit loss on trade and others receivables	31	12	485	69	896
Exploratory expenditure write-offs	1	14	7	65	72
(Gains)/losses on disposals/write-offs of assets	(263)	(4,859)	67	(5,305)	(620)
Foreign exchange, indexation and finance charges	2,604	1,981	1,844	6,864	6,288
Deferred income taxes, net	1,183	1,816	(75)	2,867	167
Revision and unwinding of discount on the provision for decommissioning costs	201	202	151	612	500
Reclassification of cumulative translation adjustment and other comprehensive income	−	−	−	34	−
Inventory write-down (write-back) to net realizable value	16	31	19	6	36
Gain on remeasurement of investment retained with loss of control	425	(546)	−	(121)	−
Decrease (Increase) in assets
Trade and other receivables, net	1,720	26	(1,228)	2,775	(2,568)
Inventories	751	(976)	(753)	134	(2,647)
Judicial deposits	(571)	(418)	(412)	(1,656)	(1,561)
Escrow account - Class action agreement	2,801	36	(968)	1,819	(2,070)
Other assets	47	(416)	(373)	(871)	742
Increase (Decrease) in liabilities
Trade payables	58	(231)	1,266	(785)	1,542
Other taxes payable	(769)	1,193	843	250	2,696
Pension and medical benefits	(910)	(311)	(183)	(1,405)	(698)
Provisions for legal proceedings	(2,487)	(1,304)	(89)	(3,677)	497
Short-term benefits	223	(36)	176	350	632
Other liabilities	147	436	771	(652)	451
Income taxes paid	(1,665)	(428)	(809)	(2,274)	(1,884)
Net cash provided by operating activities from continuing operations	8,203	5,258	5,495	17,883	19,147
Operating discontinued activities	67	(32)	56	323	354
Net cash provided by operating activities	8,270	5,226	5,551	18,206	19,501
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(1,778)	(2,045)	(3,500)	(5,400)	(9,311)
Investments in investees	(12)	(9)	(2)	(22)	(30)
Proceeds from disposal of assets - Divestment	(1)	8,799	1	9,110	4,915
Divestment (Investment) in marketable securities	(735)	501	(23)	(260)	669
Dividends received	20	702	220	836	706
Net cash provided (used) by investing activities from continuing operations	(2,506)	7,948	(3,304)	4,264	(3,051)
Investing discontinued activities	1,863	(37)	(28)	1,812	4
Net cash provided (used) by investing activities	(643)	7,911	(3,332)	6,076	(3,047)

Cash flows from Financing activities
Investments by non-controlling interest	51	(30)	35	(42)	(49)
Financing and loans, net:
Proceeds from financing	4	488	580	4,729	8,708
Repayment of finance debt - principal	(9,129)	(2,219)	(3,942)	(21,086)	(27,871)
Repayment of finance debt - interest	(1,419)	(812)	(1,432)	(3,768)	(4,484)
Repayment of lease liability	(1,384)	(1,368)	−	(3,622)	−
Dividends paid to Shareholders of Petrobras	(298)	(1,006)	(151)	(1,304)	(316)
Dividends paid to non-controlling interests	(3)	(86)	(7)	(89)	(92)
Net cash provided (used) in financing activities from continuing operations	(12,178)	(5,033)	(4,917)	(25,182)	(24,104)
Financing discontinued activities	(13)	(432)	10	(508)	(59)
Net cash provided (used) in financing activities	(12,191)	(5,465)	(4,907)	(25,690)	(24,163)
Effect of exchange rate changes on cash and cash equivalents	537	173	(122)	688	(623)
Net increase (decrease) in cash and cash equivalents	(4,027)	7,845	(2,810)	(720)	(8,332)
Cash and cash equivalents at the beginning of the period	17,206	9,361	16,997	13,899	22,519
Cash and cash equivalents at the end of the period	13,179	17,206	14,187	13,179	14,187

FINANCIAL INFORMATION BY BUSINESS AREAS

Table 25 - Consolidated Income by Segment – 9M19

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	36,594	49,932	8,744	165	758	−	(39,472)	56,721
Intersegments	35,853	9,063	2,639	158	−	−	(39,472)	8,241
Third parties	741	40,869	6,105	7	758	−	−	48,480
Cost of sales	(20,427)	(45,918)	(5,938)	(171)	(715)	−	38,301	(34,868)
Gross profit	16,167	4,014	2,806	(6)	43	−	(1,171)	21,853
Expenses	(2,400)	(2,772)	3,779	(16)	112	(3,566)	(22)	(4,885)
Selling expenses	−	(1,486)	(1,563)	(1)	(24)	1	(17)	(3,090)
General and administrative expenses	(238)	(262)	(106)	(11)	(5)	(1,009)	1	(1,630)
Exploration costs	(344)	−	−	−	−	−	−	(344)
Research and development expenses	(298)	(9)	(10)	−	−	(113)	−	(430)
Other taxes	(48)	(71)	(33)	(3)	(2)	(143)	−	(300)
Other income and expenses	(1,472)	(944)	5,491	(1)	143	(2,302)	(6)	909
Operating income (loss)	13,767	1,242	6,585	(22)	155	(3,566)	(1,193)	16,968
Net finance income (expense)	−	−	−	−	−	(7,162)	−	(7,162)
Results in equity-accounted investments	94	72	86	1	115	(5)	−	363
Income (loss) before income taxes	13,861	1,314	6,671	(21)	270	(10,733)	(1,193)	10,169
Income taxes	(4,680)	(422)	(2,238)	7	(53)	2,540	405	(4,441)
Net income (loss) from continuing operations	9,181	892	4,433	(14)	217	(8,193)	(788)	5,728
Net income (loss) from descontinued operations	−	−	3	−	2,406	151	−	2,560
Net Income (Loss)	9,181	892	4,436	(14)	2,623	(8,042)	(788)	8,288
Net income (loss) attributable to:
Shareholders of Petrobras	9,184	913	4,336	(14)	2,569	(8,030)	(788)	8,170
Net income (loss) from continuing operations	9,184	913	4,335	(14)	219	(8,170)	(788)	5,679
Net income (loss) from descontinued operations	−	−	1	−	2,350	140	−	2,491
Non-controlling interests	(3)	(21)	100	−	54	(12)	−	118
Net income (loss) from continuing operations	(3)	(21)	97	−	−	(24)	−	49
Net income (loss) from descontinued operations	−	−	3	−	54	12	−	69
	9,181	892	4,436	(14)	2,623	(8,042)	(788)	8,288

Table 26 - Consolidated Income by Segment – 9M18

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	39,049	54,519	9,120	187	1,126	−	(41,099)	62,902
Intersegments	37,369	12,440	2,659	174	(2)	−	(41,099)	11,541
Third parties	1,680	42,079	6,461	13	1,128	−	−	51,361
Cost of sales	(22,158)	(48,124)	(6,778)	(175)	(1,046)	−	39,957	(38,324)
Gross profit	16,891	6,395	2,342	12	80	−	(1,142)	24,578
Expenses	(2,009)	(2,056)	(2,286)	(16)	(51)	(4,249)	(28)	(10,695)
Selling expenses	(63)	(1,276)	(1,904)	(2)	(47)	(146)	(20)	(3,458)
General and administrative expenses	(187)	(287)	(112)	(15)	(7)	(1,061)	(1)	(1,670)
Exploration costs	(402)	−	−	−	−	−	−	(402)
Research and development expenses	(331)	(8)	(18)	−	−	(118)	−	(475)
Other taxes	(96)	(86)	(33)	(3)	(3)	(160)	−	(381)
Other income and expenses	(930)	(399)	(219)	4	6	(2,764)	(7)	(4,309)
Operating income (loss)	14,882	4,339	56	(4)	29	(4,249)	(1,170)	13,883
Net finance income (expense)	−	−	−	−	−	(4,605)	−	(4,605)
Results in equity-accounted investments	67	359	72	(4)	(2)	(1)	−	491
Income (loss) before income taxes	14,949	4,698	128	(8)	27	(8,855)	(1,170)	9,769
Income taxes	(5,059)	(1,476)	(19)	2	(9)	2,606	397	(3,558)
Net income (loss) from continuing operations	9,890	3,222	109	(6)	18	(6,249)	(773)	6,211
Net income (loss) from descontinued operations	−	−	12	−	393	16	1	422
Net Income (Loss)	9,890	3,222	121	(6)	411	(6,233)	(772)	6,633
Net income (loss) attributable to:
Shareholders of Petrobras	9,894	3,263	20	(6)	297	(6,074)	(772)	6,622
Net income (loss) from continuing operations	9,894	3,263	11	(6)	17	(6,085)	(772)	6,322
Net income (loss) from descontinued operations	−	−	9	−	280	11	−	300
Non-controlling interests	(4)	(41)	101	−	114	(159)	−	11
Net income (loss) from continuing operations	(4)	(41)	98	−	−	(164)	−	(111)
Net income (loss) from descontinued operations	−	−	3	−	114	5	−	122
	9,890	3,222	121	(6)	411	(6,233)	(772)	6,633

Table 27 - Quarterly Consolidated Income by Segment – 3Q19

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	12,551	17,124	2,961	50	234	−	(13,504)	19,416
Intersegments	12,278	1,439	885	48	−	−	(13,504)	1,146
Third parties	273	15,685	2,076	2	234	−	−	18,270
Cost of sales	(6,798)	(15,888)	(2,035)	(49)	(221)	−	13,136	(11,855)
Gross profit	5,753	1,236	926	1	13	−	(368)	7,561
Expenses	(1,273)	(973)	(631)	(7)	(7)	(1,176)	(2)	(4,069)
Selling expenses	1	(531)	(718)	−	(6)	2	−	(1,252)
General and administrative expenses	(83)	(85)	(32)	(4)	(2)	(302)	1	(507)
Exploration costs	(70)	−	−	−	−	−	−	(70)
Research and development expenses	(100)	(2)	(3)	−	−	(41)	−	(146)
Other taxes	(19)	(35)	(9)	(1)	−	(77)	−	(141)
Other income and expenses	(1,002)	(320)	131	(2)	1	(758)	(3)	(1,953)
Operating income (loss)	4,480	263	295	(6)	6	(1,176)	(370)	3,492
Net finance income (expense)	−	−	−	−	−	(2,740)	−	(2,740)
Results in equity-accounted investments	21	(68)	42	6	115	(4)	−	112
Income (loss) before income taxes	4,501	195	337	−	121	(3,920)	(370)	864
Income taxes	(1,522)	(89)	(100)	2	(2)	594	125	(992)
Net income (loss) from continuing operations	2,979	106	237	2	119	(3,326)	(245)	(128)
Net income (loss) from descontinued operations	−	−	(5)	−	2,242	119	−	2,356
Net Income (Loss)	2,979	106	232	2	2,361	(3,207)	(245)	2,228
Net income (loss) attributable to:
Shareholders of Petrobras	2,979	121	198	2	2,353	(3,119)	(245)	2,289
Net income (loss) from continuing operations	2,979	121	203	2	119	(3,235)	(245)	(56)
Net income (loss) from descontinued operations	−	−	(5)	−	2,234	116	−	2,345
Non-controlling interests	−	(15)	34	−	8	(88)	−	(61)
Net income (loss) from continuing operations	−	(15)	33	−	−	(90)	−	(72)
Net income (loss) from descontinued operations	−	−	1	−	8	2	−	11
	2,979	106	232	2	2,361	(3,207)	(245)	2,228

Table 28 - Quarterly Consolidated Income by Segment – 2Q19

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	12,660	16,675	2,575	55	223	−	(13,686)	18,502
Intersegments	12,522	3,937	826	53	8	−	(13,686)	3,660
Third parties	138	12,738	1,749	2	215	−	−	14,842
Cost of sales	(6,825)	(15,125)	(1,602)	(60)	(214)	−	13,026	(10,800)
Gross profit	5,835	1,550	973	(5)	9	−	(660)	7,702
Expenses	(566)	(1,184)	4,909	(5)	(8)	(954)	(9)	2,183
Selling expenses	(1)	(489)	(428)	(1)	(6)	(1)	(9)	(935)
General and administrative expenses	(83)	(94)	(38)	(3)	(2)	(340)	1	(559)
Exploration costs	(100)	−	−	−	−	−	−	(100)
Research and development expenses	(105)	(3)	(2)	−	−	(36)	−	(146)
Other taxes	(8)	(15)	(8)	(1)	(1)	(33)	−	(66)
Other income and expenses	(269)	(583)	5,385	−	1	(544)	(1)	3,989
Operating income (loss)	5,269	366	5,882	(10)	1	(954)	(669)	9,885
Net finance income (expense)	−	−	−	−	−	(2,187)	−	(2,187)
Results in equity-accounted investments	37	48	40	(4)	−	(1)	−	120
Income (loss) before income taxes	5,306	414	5,922	(14)	1	(3,142)	(669)	7,818
Income taxes	(1,791)	(125)	(1,999)	3	(1)	726	227	(2,960)
Net income (loss) from continuing operations	3,515	289	3,923	(11)	−	(2,416)	(442)	4,858
Net income (loss) from descontinued operations	−	−	4	−	58	15	−	77
Net Income (Loss)	3,515	289	3,927	(11)	58	(2,401)	(442)	4,935
Net income (loss) attributable to:
Shareholders of Petrobras	3,516	286	3,890	(11)	43	(2,471)	(442)	4,811
Net income (loss) from continuing operations	3,516	286	3,887	(11)	2	(2,482)	(442)	4,756
Net income (loss) from descontinued operations	−	−	3	−	41	11	−	55
Non-controlling interests	(1)	3	37	−	15	70	−	124
Net income (loss) from continuing operations	(1)	3	36	−	−	64	−	102
Net income (loss) from descontinued operations	−	−	1	−	15	6	−	22
	3,515	289	3,927	(11)	58	(2,401)	(442)	4,935

Table 29 - Other Income and Expenses by Segment – 9M19

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Gains / (losses) related to legal, administrative and arbitration proceedings	(55)	(433)	86	−	−	(1,086)	−	(1,488)
Pension and medical benefits - retirees	−	−	−	−	−	(1,042)	−	(1,042)
Unscheduled stoppages and pre-operating expenses	(888)	(13)	(96)	−	−	(2)	−	(999)
Impairment	(307)	(316)	(4)	−	−	−	−	(627)
Variable compensation program	-206	-100	-18	0	0	-169	0	(493)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(314)	−	(314)
Voluntary Separation Incentive Plan - PDV	(59)	(55)	(3)	−	−	(36)	−	(153)
Profit sharing	(1)	(31)	(1)	−	−	(3)	−	(36)
Reclassification of cumulative translation adjustments - CTA	−	−	−	−	−	(34)	−	(34)
Employee Career and Compensation Plan - PCR	(1)	−	−	−	−	(1)	−	(2)
Agreement with US Authorities	−	−	−	−	−	−	−	−
Amounts recovered from Lava Jato investigation	7	−	−	−	−	184	−	191
Expenses/Reimbursements from E&P partnership operations	230	−	−	−	−	−	−	230
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(165)	13	5,430	−	142	5	−	5,425
Others	(27)	(9)	97	(1)	1	196	(6)	251
	(1,472)	(944)	5,491	(1)	143	(2,302)	(6)	909

Table 30 - Other Income and Expenses by Segment – 9M18

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Gains / (losses) related to legal, administrative and arbitration proceedings	(129)	(102)	(146)	(1)	−	(629)	−	(1,007)
Pension and medical benefits - retirees	−	−	−	−	−	(1,067)	−	(1,067)
Unscheduled stoppages and pre-operating expenses	(802)	(20)	(87)	−	−	(3)	−	(912)
Impairment	(375)	47	(20)	−	−	−	−	(349)
Variable compensation program	−	−	−	−	−	−	−	−
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(600)	−	(600)
Voluntary Separation Incentive Plan - PDV	1	1	−	−	−	−	−	2
Profit sharing	(167)	(102)	(17)	(1)	−	(134)	−	(422)
Reclassification of cumulative translation adjustments - CTA	−	−	−	−	−	−	−	−
Employee Career and Compensation Plan - PCR	(138)	(52)	(10)	−	−	(88)	−	(289)
Agreement with US Authorities	−	−	−	−	−	(895)	−	(895)
Amounts recovered from Lava Jato investigation	−	−	−	−	−	439	−	439
Expenses/Reimbursements from E&P partnership operations	222	−	−	−	−	−	−	222
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	610	(42)	(17)	−	−	69	−	620
Others	(149)	(130)	79	6	6	145	(7)	(50)
	(930)	(399)	(219)	4	6	(2,764)	(7)	(4,309)

Table 31 - Other Income and Expenses by Segment – 3Q19

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Gains / (losses) related to legal, administrative and arbitration proceedings	(92)	(203)	72	−	−	(699)	−	(922)
Impairment	(590)	(13)	(4)	−	−	−	−	(607)
Pension and medical benefits - retirees	−	−	−	−	−	(340)	−	(340)
Unscheduled stoppages and pre-operating expenses	(265)	(1)	(22)	−	−	(2)	−	(290)
Variable compensation program	(122)	(56)	(11)	−	−	(99)	−	(288)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(117)	(18)	(34)	−	−	6	−	(163)
Voluntary Separation Incentive Plan - PDV	(25)	(24)	(1)	−	−	(18)	−	(68)
Profit sharing	−	(11)	1	−	−	(1)	−	(11)
Employee Career and Compensation Plan - PCR	(1)	−	−	−	−	−	−	(1)
Reclassification of cumulative translation adjustments - CTA	−	−	−	−	−	−	−	−
Agreement with US Authorities	−	−	−	−	−	−	−	−
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	64	−	64
Amounts recovered from Lava Jato investigation	−	−	−	−	−	112	−	112
Expenses/Reimbursements from E&P partnership operations	134	−	−	−	−	−	−	134
Others	76	6	130	(2)	1	219	(3)	427
	(1,002)	(320)	131	(2)	1	(758)	(3)	(1,953)

Table 32 - Other Income and Expenses by Segment – 2Q19

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Gains / (losses) related to legal, administrative and arbitration proceedings	45	(214)	11	−	−	(54)	−	(212)
Impairment	210	(237)	−	−	−	−	−	(27)
Pension and medical benefits - retirees	−	−	−	−	−	(345)	−	(345)
Unscheduled stoppages and pre-operating expenses	(353)	(2)	(33)	−	−	1	−	(387)
Variable compensation program	(41)	(25)	(4)	−	−	(36)	−	(106)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(42)	(10)	5,458	−	−	(1)	−	5,405
Voluntary Separation Incentive Plan - PDV	(34)	(31)	(2)	−	−	(18)	−	(85)
Profit sharing	−	(18)	(1)	−	−	(2)	−	(21)
Employee Career and Compensation Plan - PCR	−	−	−	−	−	−	−	−
Reclassification of cumulative translation adjustments - CTA	−	−	−	−	−	−	−	−
Agreement with US Authorities	−	−	−	−	−	−	−	−
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(153)	−	(153)
Amounts recovered from Lava Jato investigation	7	−	−	−	−	72	−	79
Expenses/Reimbursements from E&P partnership operations	46	−	−	−	−	−	−	46
Others	-107	-46	-44	0	1	-8	-1	-205
	(269)	(583)	5,385	−	1	(544)	(1)	3,989

Table 33 - Consolidated Assets by Segment – 09.30.2019

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	141,867	42,418	12,382	210	3,038	25,858	(3,780)	221,993

Current assets	8,991	11,287	1,747	80	326	16,756	(3,743)	35,444
Non-current assets	132,876	31,131	10,635	130	2,712	9,102	(37)	186,549
Long-term receivables	5,952	3,272	1,437	2	1	7,260	(1)	17,923
Investments	620	1,280	1,075	46	2,636	5	−	5,662
Property, plant and equipment	124,386	26,453	7,963	82	39	1,698	(36)	160,585
Operating assets	109,980	23,174	5,420	80	39	1,583	(36)	140,240
Assets under construction	14,406	3,279	2,543	2	−	115	−	20,345
Intangible assets	1,918	126	160	−	36	139	−	2,379

Table 34 - Consolidated Assets by Segment – 12.31.2018

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	132,313	44,083	15,609	216	5,140	28,168	(3,461)	222,068

Current assets	5,324	11,964	2,027	79	2,575	18,750	(3,657)	37,062
Non-current assets	126,989	32,119	13,582	137	2,565	9,418	196	185,006
Long-term receivables	8,115	3,286	1,525	2	837	8,059	235	22,059
Investments	650	1,303	757	45	−	4	−	2,759
Property, plant and equipment	116,153	27,356	11,057	90	1,529	1,237	(39)	157,383
Operating assets	93,172	24,347	8,517	89	1,313	1,058	(39)	128,457
Assets under construction	22,981	3,009	2,540	1	216	179	−	28,926
Intangible assets	2,071	174	243	−	199	118	−	2,805

Table 35 - Reconciliation of Adjusted EBITDA by Segment – 9M19

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	9,181	892	4,433	(14)	217	(8,193)	(788)	5,728
Net finance income (expense)	−	−	−	−	−	7,162	−	7,162
Income taxes	4,680	422	2,238	(7)	53	(2,540)	(405)	4,441
Depreciation, depletion and amortization	8,657	1,867	502	4	3	172	−	11,205
EBITDA	22,520	3,181	7,173	(17)	272	(3,398)	(1,195)	28,536
Results in equity-accounted investments	(94)	(72)	(86)	(1)	(115)	5	−	(363)
Impairment	307	316	4	−	−	−	−	627
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	34	−	34
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	165	(13)	(5,430)	−	(142)	(6)	−	(5,426)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	120	−	120
Adjusted EBITDA* from continuing operations	22,898	3,412	1,661	(18)	15	(3,245)	(1,195)	23,528
Adjusted EBITDA* from descontinued operations	−	−	14	−	315	(28)	−	301
Adjusted EBITDA*	22,898	3,412	1,675	(18)	330	(3,273)	(1,195)	23,829

Table 36 - Reconciliation of Adjusted EBITDA by Segment – 9M18

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	9,890	3,222	109	(6)	18	(6,249)	(773)	6,211
Net finance income (expense)	−	−	−	−	−	4,605	−	4,605
Income taxes	5,059	1,476	19	(2)	9	(2,606)	(397)	3,558
Depreciation, depletion and amortization	6,859	1,619	483	4	8	97	−	9,070
EBITDA	21,808	6,317	611	(4)	34	(4,152)	(1,170)	23,444
Results in equity-accounted investments	(67)	(359)	(72)	4	2	1	−	(491)
Impairment	376	(47)	20	−	−	−	−	349
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(610)	42	17	−	−	(69)	−	(620)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	539	−	539
Adjusted EBITDA* from continuing operations	21,507	5,953	576	−	35	(3,682)	(1,170)	23,221
Adjusted EBITDA* from descontinued operations	−	−	17	−	682	(78)	1	622
Adjusted EBITDA*	21,507	5,953	593	−	718	(3,760)	(1,170)	23,843

Table 37 - Reconciliation of Adjusted EBITDA by Segment – 3Q19

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	2,979	106	237	2	119	(3,326)	(245)	(128)
Net finance income (expense)	−	−	−	−	−	2,740	−	2,740
Income taxes	1,522	89	100	(2)	2	(594)	(125)	992
Depreciation, depletion and amortization	2,913	644	160	2	1	56	−	3,776
EBITDA	7,414	839	497	2	122	(1,124)	(370)	7,380
Results in equity-accounted investments	(21)	68	(42)	(6)	(115)	4	−	(112)
Impairment	590	13	4	−	−	−	−	607
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	117	18	34	−	−	(7)	−	162
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	141	−	141
Adjusted EBITDA* from continuing operations	8,100	938	493	(4)	7	(986)	(370)	8,178
Adjusted EBITDA* from descontinued operations	−	−	7	−	83	(59)	−	31
Adjusted EBITDA*	8,100	938	500	(4)	90	(1,045)	(370)	8,209

Table 38 - Reconciliation of Adjusted EBITDA by Segment – 2Q19

*US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	3,515	289	3,923	(11)	−	(2,416)	(442)	4,858
Net finance income (expense)	−	−	−	−	−	2,187	−	2,187
Income taxes	1,791	125	1,999	(3)	1	(726)	(227)	2,960
Depreciation, depletion and amortization	2,936	599	157	1	1	53	−	3,747
EBITDA	8,242	1,013	6,079	(13)	2	(902)	(669)	13,752
Results in equity-accounted investments	(37)	(48)	(40)	4	−	1	−	(120)
Impairment	(210)	237	−	−	−	−	−	27
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	42	10	(5,458)	−	−	1	−	(5,405)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	(36)	−	(36)
Adjusted EBITDA* from continuing operations	8,037	1,212	581	(9)	2	(936)	(669)	8,218
Adjusted EBITDA* from descontinued operations	−	−	2	−	39	67	−	108
Adjusted EBITDA*	8,037	1,212	583	(9)	41	(869)	(669)	8,326

* See definition of Adjusted EBITDA in glossary.

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

supports leverage management.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets, investments in investees and dividends received.. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer